Exhibit 99.1

Prenetics Announces Second Quarter 2023 Financial Results

HONG KONG, September 15, 2023 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading genomics-driven health sciences company, today announced financial results for the second quarter ended June 30, 2023, along with recent business updates.

Second Quarter 2023 Financial Highlights

•	Revenue from continuing operations of US$5.7 million

•	Adjusted EBITDA from continuing operations of US$(5.3) million

•	Cash and other short-term assets[1] of US$214.5 million as of June 30, 2023

First Half 2023 Financial Highlights

•	Revenue from continuing operations of US$11.6 million

•	Adjusted EBITDA from continuing operations of US$(15.1) million

“We’ve always maintained that 2023 would be a transformative year for Prenetics, and our recent strides underscore that belief. We’ve channelled significant investments into areas where we see not just potential, but a clear path to dominance. Our collaboration with Prof. Dennis Lo, particularly in the realm of early cancer detection, stands as a testament to our commitment and vision. Today, our future business strategy is crystallized into three distinct yet interconnected units: prevention, early cancer detection, and targeted therapy. I am both extremely excited and optimistic about the trajectory we’re on, and I believe that the best is yet to come for Prenetics.” said Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics.

Recent Highlights

•

Completed transaction with Prof. Dennis Lo for Insighta as a 50/50 Joint Venture for Multi-Cancer Early Detection in July 2023. Prenetics provided US$100m in consideration, with US$80m in cash and US$20m of shares in Prenetics. Initial clinical trial data is promising. A large multi-country overseas clinical trial is set to begin in early 2024.

•	ACT Genomics is expected to launch a 500-gene panel and a 100-gene panel comprehensive genomic profiling “liquid” biopsy test by the fourth quarter of 2023.

•	ACT Genomics product development work continues for a Minimal Residual Disease (MRD) test is expected to be rolled out by Q2 2024.

•	Multiple distribution and partnership deals are being discussed for Southeast Asia and in the Middle East. More details will be shared once available.

•

Significant improvement in operational efficiency and cost optimization, reducing adjusted EBITDA from continuing operations from a loss of US$(9.8) million in the first quarter of 2023 to US$(5.3) million in the current quarter with further reductions expected in the second half of 2023.

About Prenetics

Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world’s most comprehensive consumer DNA test. Insighta, our US$200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Insighta plans to introduce Presight for lung and liver cancers in 2025, and to expand with Presight One for 10+ cancers in 2027. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics’ units synergistically enhances our global impact on health, truly embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com

[1]

Represents current assets, including cash and cash equivalents totaling US$177.2 million, financial assets at fair value through profit or loss of US$13.6 million, and trade receivables of US$5.6 million, amongst other accounting line items under current assets.

Investor Relations Contact:

investors@prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement on Form F-1 and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA from continuing operations, adjusted gross profit from continuing operations and adjusted (loss)/profit attributable to equity shareholders of Prenetics. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, net, and (4) certain items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)”, “Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)” and “Reconciliation of (loss)/profit attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	June 30, 2023	March 31, 2023	December 31, 2022
	$	$	$
Assets
Property, plant and equipment	10,031,570	11,809,757	13,102,546
Intangible assets	14,101,566	14,463,400	14,785,875
Goodwill	33,800,276	33,800,276	33,800,276
Interests in associates	559,193	677,339	788,472
Deferred tax assets	7,631	7,626	243,449
Deferred expenses	7,097,641	5,119,170	6,307,834
Other non-current assets	741,816	1,064,194	1,292,462

Non-current assets	66,339,693	66,941,762	70,320,914

Deferred expenses	8,588,431	4,547,611	4,577,255
Inventories	3,768,880	3,420,013	4,534,072
Trade receivables	5,636,969	5,718,516	41,691,913
Deposits, prepayments and other receivables	5,594,273	6,488,436	6,889,114
Amount due from an associate	138,781	181,942	—
Financial assets at fair value through profit or loss	13,593,201	17,537,608	17,537,608
Short-term deposits	—	19,872,581	19,920,160
Cash and cash equivalents	177,179,297	166,335,875	146,660,195

Current assets	214,499,832	224,102,582	241,810,317

Total assets	280,839,525	291,044,344	312,131,231

Liabilities
Deferred tax liabilities	2,694,720	2,924,369	3,185,440
Warrant liabilities	1,822,139	2,314,609	3,574,885
Lease liabilities	3,255,461	3,627,663	3,763,230
Other non-current liabilities	823,082	830,562	949,701

Non-current liabilities	8,595,402	9,697,203	11,473,256

Trade payables	4,226,392	7,505,724	7,291,133
Accrued expenses and other current liabilities	19,349,105	6,460,445	15,611,421
Contract liabilities	3,703,874	4,917,268	5,674,290
Lease liabilities	2,779,193	2,779,426	2,882,933
Liabilities for puttable financial instrument[2]	13,435,228	17,459,600	17,138,905
Tax payable	8,534,527	8,692,193	8,596,433

Current liabilities	52,028,319	47,814,656	57,195,115

Total liabilities	60,623,721	57,511,859	68,668,371

Equity
Share capital[3]	15,791	15,882	13,698
Reserves	215,291,050	228,232,194	237,050,429

Total equity attributable to equity shareholders of the Company	215,306,841	228,248,076	237,064,127
Non-controlling interests	4,908,963	5,284,409	6,398,733

Total equity	220,215,804	233,532,485	243,462,860

Total equity and liabilities	280,839,525	291,044,344	312,131,231

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the six months ended
	June 30, 2023	June 30, 2022
	$	$
		(Restated)
Continuing operations
Revenue	11,600,319	8,291,318
Direct costs	(6,988,941)	(5,524,587)

Gross profit	4,611,378	2,766,731
Other income and other net gain/(losses)	2,629,405	(585,463)
Selling and distribution expenses[4]	(4,672,953)	(2,454,979)
Research and development expenses[4]	(6,177,592)	(3,941,463)
Administrative and other operating expenses[4]	(23,158,344)	(36,608,463)

Loss from operations	(26,768,106)	(40,823,637)
Fair value loss on financial assets at fair value through profit or loss	(3,944,407)	(1,659,343)
Share-based payments on listing[5]	—	(89,546,601)
Fair value loss on preference shares liabilities	—	(60,091,353)
Fair value gain/(loss) on warrant liabilities	1,752,746	(1,539,577)
Share of losses of associates	(225,284)	—
Other finance costs	(108,358)	(3,883,002)

Loss before taxation	(29,293,409)	(197,543,513)
Income tax credit	268,827	1,971,231

Loss from continuing operations	(29,024,582)	(195,572,282)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[6]	(4,156,608)	18,409,191

Loss for the period	(33,181,190)	(177,163,091)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries outside Hong Kong	1,157,683	(4,775,936)

Total comprehensive income for the period	(32,023,507)	(181,939,027)

Loss attributable to:
Equity shareholders of Prenetics	(32,206,003)	(177,163,044)
Non-controlling interests	(975,187)	(47)

	(33,181,190)	(177,163,091)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(30,533,737)	(181,938,980)
Non-controlling interests	(1,489,770)	(47)

	(32,023,507)	(181,939,027)

Loss per share:
Basic	(0.20)	(3.57)
Diluted	(0.20)	(3.57)

Loss per share—Continuing operations:
Basic	(0.18)	(3.94)
Diluted	(0.18)	(3.94)

Weighted average number of common shares:
Basic	158,656,029	49,616,648
Diluted	158,656,029	49,616,648

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
	$	$	$
		(Restated)	(Restated)
Continuing operations
Revenue	5,695,579	5,904,740	4,183,499
Direct costs	(3,559,119)	(3,429,822)	(2,822,908)

Gross profit	2,136,460	2,474,918	1,360,591
Other income and other net gain/(losses)	1,406,281	1,223,124	(556,361)
Selling and distribution expenses[4]	(2,171,640)	(2,501,313)	(1,132,136)
Research and development expenses[4]	(2,703,038)	(3,474,554)	(2,192,768)
Administrative and other operating expenses[4]	(10,834,043)	(12,324,301)	(20,267,592)

Loss from operations	(12,165,980)	(14,602,126)	(22,788,266)
Fair value loss on financial assets at fair value through profit or loss	(3,944,407)	—	(1,659,343)
Share-based payments on listing[5]	—	—	(89,546,601)
Fair value loss on preference shares liabilities	—	—	(31,815,352)
Fair value gain/(loss) on warrant liabilities	492,470	1,260,276	(1,539,577)
Share of losses of associates	(112,533)	(112,751)	—
Other finance costs	(51,464)	(56,894)	(1,420,446)

Loss before taxation	(15,781,914)	(13,511,495)	(148,769,585)
Income tax credit/(expense)	245,877	22,950	(246,859)

Loss from continuing operations	(15,536,037)	(13,488,545)	(149,016,444)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[6]	(6,671,413)	2,514,805	4,839,249

Loss for the period	(22,207,450)	(10,973,740)	(144,177,195)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries and associates outside Hong Kong	1,794,185	(636,502)	(4,245,198)

Total comprehensive income for the period	(20,413,265)	(11,610,242)	(148,422,393)

Loss attributable to:
Equity shareholders of Prenetics	(21,807,573)	(10,398,430)	(144,177,194)
Non-controlling interests	(399,877)	(575,310)	(1)

	(22,207,450)	(10,973,740)	(144,177,195)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(20,037,819)	(10,495,918)	(148,422,392)
Non-controlling interests	(375,446)	(1,114,324)	(1)

	(20,413,265)	(11,610,242)	(148,422,393)

Loss per share:
Basic	(0.14)	(0.07)	(2.91)
Diluted	(0.14)	(0.07)	(2.91)

Loss per share—Continuing operations:
Basic	(0.10)	(0.08)	(3.00)
Diluted	(0.10)	(0.08)	(3.00)

Weighted average number of common shares:
Basic	158,963,468	157,839,309	49,616,648
Diluted	158,963,468	157,839,309	49,616,648

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)

	For the six months ended
	June 30, 2023	June 30, 2022
	$	$
		(Restated)
Loss from operations from continuing operations under IFRS	(26,768,106)	(40,823,637)
Employee equity-settled share-based payment expenses	6,237,845	17,960,605
Depreciation and amortization	3,935,194	924,050
Other strategic financing, transactional expense and non-recurring expenses	4,002,301	9,202,912
Finance income, exchange gain or loss, net	(2,469,946)	703,368

Adjusted EBITDA from continuing operations (Non-IFRS)	(15,062,712)	(12,032,702)

Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)
	For the six months ended
	June 30, 2023	June 30, 2022
	$	$
		(Restated)
Gross profit from continuing operations under IFRS	4,611,378	2,766,731
Depreciation and amortization	719,974	51,786

Adjusted gross profit from continuing operations (Non-IFRS)	5,331,352	2,818,517

Reconciliation of loss attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)
	For the six months ended
	June 30, 2023	June 30, 2022
	$	$
		(Restated)
Loss attributable to equity shareholders of Prenetics under IFRS	(32,206,003)	(177,163,044)
Employee equity-settled share-based payment expenses	6,237,845	22,344,081
Other strategic financing, transactional expense and non-recurring expenses	9,917,705	10,549,874
Share-based payment on listing	—	89,546,601
Fair value loss on preference shares liabilities	—	60,091,353
Fair value (gain)/loss on warrant liabilities	(1,752,746)	1,539,577
Fair value loss on financial assets at fair value through profit or loss	3,944,407	1,659,343

Adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)	(13,858,792)	8,567,785

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)

	For the three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
	$	$	$
		(Restated)	(Restated)
Loss from operations from continuing operations under IFRS	(12,165,980)	(14,602,126)	(22,788,266)
Employee equity-settled share-based payment expenses	3,296,861	2,940,984	10,215,945
Depreciation and amortization	1,863,626	2,071,568	230,422
Other strategic financing, transactional expense and non-recurring expenses	3,077,902	924,399	7,638,653
Finance income, exchange gain or loss, net	(1,323,782)	(1,146,164)	671,596

Adjusted EBITDA from continuing operations (Non-IFRS)	(5,251,373)	(9,811,339)	(4,031,650)

Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)
	For the three months ended
	June 30,	March 31,	June 30,
	2023	2023	2022
	$	$	$
		(Restated)	(Restated)
Gross profit from continuing operations under IFRS	2,136,460	2,474,918	1,360,591
Depreciation and amortization	335,648	384,326	26,729

Adjusted gross profit from continuing operations (Non-IFRS)	2,472,108	2,859,244	1,387,320

Reconciliation of loss attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)
	For the three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
	$	$	$
		(Restated)	(Restated)
Loss attributable to equity shareholders of Prenetics under IFRS	(21,807,573)	(10,398,430)	(144,177,194)
Employee equity-settled share-based payment expenses	3,113,656	3,124,189	12,966,966
Other strategic financing, transactional expense and non-recurring expenses	7,678,799	2,238,906	8,854,689
Share-based payment on listing	—	—	89,546,601
Fair value loss on preference shares liabilities	—	—	31,815,352
Fair value (gain)/loss on warrant liabilities	(492,470)	(1,260,276)	1,539,577
Fair value loss on financial assets at fair value through profit or loss	3,944,407	—	1,659,343

Adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)	(7,563,181)	(6,295,611)	2,205,334

[2]

In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics—representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own—were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

[3]	Represents number of authorized and issued shares as follows:

	June 30, 2023	March 31, 2023	December 31, 2022
Number of authorized shares of $0.0001 each	500,000,000	500,000,000	500,000,000

Number of issued shares	157,905,434	158,820,280	136,983,110

[4]	Includes equity-settled share-based payment expenses (excluding share-based payment on listing) from continuing operations as follows:

	For the six months ended
	June 30, 2023	June 30, 2022
	$	$
		(Restated)
Selling and distribution expenses	103,868	31,424
Research and development expenses	1,360,896	1,245,847
Administrative and other operating expenses	4,731,546	16,489,378

Total equity-settled share-based payment expenses (excluding share-based payment on listing)	6,196,310	17,766,649

	For the three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
	$	$	$
		(Restated)	(Restated)
Selling and distribution expenses	58,613	45,255	23,745
Research and development expenses	874,389	486,507	708,511
Administrative and other operating expenses	2,340,502	2,391,044	9,511,007

Total equity-settled share-based payment expenses (excluding share-based payment on listing)	3,273,504	2,922,806	10,243,263

[5]

The acquisition of the net assets of Artisan Acquisition Corp. (“Artisan”) on May 18, 2022 does not meet the definition of a business under IFRS and has therefore been accounted for as a share-based payment. The excess of fair value of Prenetics shares issued over the fair value of Artisan’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

[6]

We ceased our COVID-19 testing business entirely in 2023 Q2. As a result, COVID-19 testing business is reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income. The comparative information in the consolidated statements of profit or loss and other comprehensive income has also been re-presented to show the results of discontinued operation separately.